IAC/INTERACTIVECORP

555 West 18th Street

New York, New York 10011

June 4, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:   Joseph A. Foti

RE:                  IAC/INTERACTIVECORP

Form 10-K for the year ended December 31, 2006

Filed March 1, 2007

File No. 000-20570

Dear Mr. Foti:

Set forth below are the Staff’s comments conveyed in your comment letter dated May 18, 2007 pertaining to the filing listed above, along with the Company’s responses:

Form 10-K for the year ended December 31, 2006

Notes to the Financial Statements

Note 2.  Summary of Significant Accounting Policies

Revenue Recognition, page 77

1.              We note from your response to our prior comment 7 that domestic electronic retailing transactions do not contain explicit language pertaining to shipping terms associated with the sale.  Please clarify for us how you have determined that title passes to the customer at the time of shipment for these domestic electronic retailing transactions.  Also, please tell us if there are any further performance obligations to the customer that remain after shipment, specifically for these domestic electronic retailing products.

Response:

 As noted in our previous response, the invoices and other documents provided to customers in domestic electronic retailing transactions do not contain explicit language pertaining to the shipping terms associated with the sale or the point at which the risk of loss or title passes.  The determination of when title to and the risk of loss pass is governed by the Uniform Commercial Code (the “UCC”) Article 2, which generally governs sales of goods transactions, like our domestic electronic retailing transactions.  The analysis below is based on our consultation with outside counsel in applying the applicable law to our facts.

Under Article 2 of the UCC, title and risk of loss pass to a buyer at the point of shipment absent an express contractual undertaking that title and risk of loss would pass at delivery.  See UCC §§ 2-401(2)(1), 2-509(1)(2).

(1) Section 2-401(2) explicitly provides that, except when delivery to a destination is explicitly required, title passes to a buyer at the point of shipment.  In relevant part, it states (emphasis added):

Such a contract is known as a “shipment” contract under the UCC.  The official commentary makes clear that “[t]he underlying theory of these sections on risk of loss is the adoption of the contractual approach rather than an arbitrary shifting of the risk with the ‘property’ in the goods.”  Id.,  Comment 1.  The commentary to another section of the UCC, Section 2-503, further clarifies that the reason for these rules is that a “shipment” contract is the default type of contract and a “destination” contract is a variant type of contract that must be explicitly agreed to by the seller.  UCC § 2-503, Comment 5.

Under the UCC, a seller has performed his obligations under a shipment contract when it: (a) puts the goods in possession of the carrier and enters into a reasonable contract for their transportation given the nature of the goods; (b) obtains and promptly delivers to the buyer any document required for the buyer to obtain possession of the goods; and (c) promptly notifies the buyer of the shipment.  UCC § 2-504.

In addition, the case law that has developed on these UCC provisions uniformly reflects the preference for “shipment” contracts and the shifting of title and risk of loss at the time of delivery by the seller to the carrier.  The fact that the documents detail to whom the product is to be shipped or request delivery to a particular address would not change this result.

When HSN receives an order, it processes that order either by: (1) communicating the order to one of its warehouses and picking, packaging, and shipping the order; or (2) communicating the order electronically to a third-party drop-ship vendor, which then picks, packages and ships the order.  Under the first scenario, orders are shipped via UPS.  HSN has an agreement with UPS Supply Chain Solutions with respect to the carriage of HSN’s products to its customers.  Under the second scenario, the drop-ship vendor is contractually required to ship HSN’s product by either UPS, the vendor itself, or an approved third party.

After shipment, HSN communicates to its customers the fact that their orders have been processed and shipped by a variety of means.  No document of title or negotiable instrument is required for HSN’s customers to receive the package by the carrier.  For every customer that provides HSN with an e-mail address, HSN sends that customer an e-mail confirmation that his/her product has been shipped.  Customers also have an account that they can log into through HSN’s website.  HSN updates the customer’s account, so that its customers can check on the status of their orders. HSN also sends a packing slip with each order detailing what is contained in each box.

HSN fulfils its duties under each of its “shipment” contracts at the time of shipment by: (a) delivering its product to UPS (or other HSN-approved carrier); (b) having entered into a standard, reasonable contract of carriage with UPS (or other HSN-approved carrier); and (c) promptly notifying its customer of the shipment of the product and providing a mechanism for the customer to track his/her shipment.  There is, therefore, no basis for concluding that title or risk of loss does not pass at the point of shipment.

 The Company’s domestic electronic retailing transactions typically involve a general right of return which is accounted for in accordance with Statement of Financial Accounting Standards No. 48, “Revenue Recognition When Right of Return Exists.” Aside from this obligation, there are no performance obligations to the customer that remain after shipment.

(2)  Unless otherwise explicitly agreed title passes to the buyer at the time and place at which the seller completes her or his performance . . . :

(a)     If the contract requires or authorizes the seller to send the goods to the buyer but does not require the seller to deliver them at destination, title passes to the buyer at the time and place of shipment . . . .

(2) Section 2-509(1) explicitly provides that, except when delivery to a destination is explicitly required, risk of loss passes to a buyer at the point of shipment.  Section 2-509(1) states, in relevant part (emphasis added):

(1)  Where the contract requires or authorizes the seller to ship goods by carrier

(a) if it does not require him to deliver them at a particular destination, the risk of loss passes to the buyer when the goods are duly delivered to the carrier . . . .

Note 4.  Adoption of SFAS No. 123R and Stock-Based Compensation, page 89

2.              We note from your response to our prior comment 11 that the $67 million charge was related to the modification of vested options in conjunction with the Spin-off.  In light of the fact that it appears from your response that modifications were made to unvested as well as vested options, and restricted stock units, please tell us how you analyzed the unvested options and restricted stock units in determining the amount of the $67 million modification charge or any future operating charges required as the unvested options become vested.

Response:

The $67 million modification charge was related solely to the modification of vested options in conjunction with the Spin-off.

For unvested options, the modification charge related to the Spin-off was calculated in accordance with paragraph 35 of SFAS 123.  The total modification charge associated with unvested stock options was $16.7 million.  This amount is being recognized to expense over the remaining vesting period of the options.  The calculation of the $16.7 million modification charge was based upon a comparison of the value of the unvested options immediately prior to the modification and the value of the unvested options immediately after the modification.  This modification charge was calculated in the same manner as the modification charge for vested options.

The analysis as to whether a modification charge was required for restricted stock units in connection with the Spin-off was also assessed in accordance with paragraph 35 of SFAS 123.  Accordingly, any charge to be recognized related to the modification of restricted stock units was based upon a comparison of the value of the restricted stock units immediately prior to the modification and the value of the restricted stock units immediately after the modification.  However, restricted stock units are valued by reference to the market price of the relevant securities and not according to a modeled computation of fair value (Black-Scholes, for example). Since the value of the restricted stock units immediately prior to the modification was equal to the value of the restricted stock units immediately following the modification, the modification of the restricted stock units associated with the Spin-off did not result in a modification charge.

Other

3.              As previously requested, please provide, in writing, a statement from the company acknowledging that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 212-314-7260 (fax: 212-632-9690) if you would like to discuss these comments or responses.

Sincerely,

/s/ Thomas J. McInerney
Thomas J. McInerney
Executive Vice President and
Chief Financial Officer

Copy to:	Claire Erlanger
SECURITIES AND EXCHANGE COMMISSION

Gregory R. Blatt
Executive Vice President,
General Counsel
and Secretary